

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

December 29, 2009

Tie Ming Li, President
Vita Spirits Corp.
Post Office 020 - Lu Yuan District
Chang Chun, Ji Lin
Chang Chun, China 130062

   Re: **Vita Spirits Corp.**
     Preliminary Revised Information Statement on Schedule 14C
     Filed December 28, 2009
     File No. 333-136981

Dear Mr. Li:

   We have completed our review of your filing and have no further comments at this time on the specific issues raised.

               Sincerely,

               Maryse Mills-Apenteng
               Special Counsel

cc: <u>Via facsimile: (949) 660-9010</u>
   Thomas E. Stepp, Jr.
   Stepp Law Corporation